UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.
(Name of Subject Company (Issuer))

OSG BULK SHIPS, INC.
(Offeror)
a wholly owned subsidiary of

OVERSEAS SHIPHOLDING GROUP, INC.,
(Names of Filing Persons)

Common Units representing limited partner interests
(Title of Class of Securities)

671028108
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel & Secretary
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, New York 10017
(212) 953-4100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
(212) 455-2695

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,791,676.50	$4,005.98

(1)

The transaction valuation is estimated solely for purposes of calculating the fee only. The calculation assumes the purchase of all of the issued and outstanding common units of OSG America L.P. not beneficially owned by Overseas Shipholding Group, Inc. at a purchase price of $10.25 per unit in cash. Accordingly, the calculation assumes the purchase of 7,004,066 common units.

(2)

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,005.98	Filing Parties: Overseas Shipholding Group, Inc., OSG Bulk Ships, Inc.

Form or Registration No.: Schedule TO-T	Date Filed: November 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on November 5, 2009 (as amended and supplemented, this “Schedule TO”) by Overseas Shipholding Group, Inc., a Delaware Corporation (“Parent”), and OSG Bulk Ships, Inc., a New York corporation (“OSG Bulk” and, together with Parent, “OSG”).  The Schedule TO relates to the offer by OSG Bulk to purchase common units (“Units”) of OSG America L.P., a Delaware limited partnership (the “Partnership”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

All capitalized terms used but not defined in this Schedule TO have the meanings ascribed to them in the Offer to Purchase.

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 4, 6, 7, 10, 11 and 13

1.               The Section of the Offer to Purchase captioned “SPECIAL FACTORS” and the introductory paragraph that follows it on page 8 of the Offer to Purchase shall be moved to page 5 of the Offer to Purchase, immediately following the Summary Term Sheet.  The Section of the Offer to Purchase captioned “RISK FACTORS” shall be captioned “Risk Factors” and shall be a subsection of the Section of the Offer to Purchase captioned “SPECIAL FACTORS”.

2.               The Section of the Offer to Purchase captioned “Summary Term Sheet — Conflicts Committee Recommendation.” has been deleted and replaced in its entirety with the following:

•                  Conflicts Committee Recommendation.    The conflicts committee of the General Partner (the “Conflicts Committee”) consists of three independent directors. The phrase “independent director” means that the GP Board has determined such director to be independent under the Partnership’s Corporate Governance Guidelines (which incorporate the listing standards of the NYSE and the applicable rules of the SEC) because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence. The Conflicts Committee has carefully reviewed the Offer. The Conflicts Committee has determined, on behalf of the General Partner and the Partnership, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the Offer. The Conflicts Committee’s determination is based on the information and the factors set forth in the Partnership’s Solicitation/Recommendation Statement on Schedule 14D-9 the (“Schedule 14D-9”), which has been filed with the SEC and is being mailed to Unitholders with this Offer to Purchase. In reaching its determination, the Conflicts Committee considered, among other things, its discussions with, and the written opinion of its financial advisor, Lazard Frères & Co. LLC (“Lazard”), dated September 24, 2009, to the effect that, as of such date and based upon and subject to the assumptions made, the matters considered and limitations on the review undertaken described in the opinion, the $10.25 per Unit to be paid in the Offer was fair, from a financial point of view, to Unitholders other than OSG and its affiliates. Each Unitholder should make its own decision whether or not to tender. You are urged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

3.               The Section of the Offer to Purchase captioned “Summary Term Sheet - No Recommendation by OSG.” has been deleted and replaced in its entirety with the following:

•                  No Recommendation by OSG.    OSG does not make any recommendation regarding whether you should accept or reject the Offer. We believe that the Offer price and the Offer are fair to Unitholders unaffiliated with OSG, the General Partner and the Partnership. Our determination is based on the information and the factors set forth under “Special Factors—Fairness of the Offer.”

4.               The Section of the Offer to Purchase captioned “Summary Term Sheet — Litigation.” has been deleted and replaced in its entirety with the following:

•                  Litigation. In connection with the Offer, three purported class action complaints on behalf of Unitholders have been filed separately by two individuals and an entity each claiming to be a Unitholder of the Partnership. Each complaint purports to assert claims for breaches of fiduciary duties, and aiding and abetting breaches of fiduciary duties, among other things. Each complaint alleges, among other things, that the Offer price is unfair and inadequate, and involves a process that is alleged to be either unfair or inadequate. The defendants believe that the claims made in these complaints are without merit and intend to vigorously defend against these actions.  See “The Offer—Section 12. Certain Legal Matters.”

5.               Paragraph one of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been has been deleted and replaced in its entirety with the following:

OSG has concluded that the Offer is fair to the Unitholders unaffiliated with OSG, the General Partner and the Partnership.

6.               Paragraph two of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been has been deleted and replaced in its entirety with the following:

Factors in Favor of Fairness Determination.    OSG believes that the Offer is financially fair to the Unitholders unaffiliated with OSG, the General Partner and the Partnership because:

7.               Paragraph twelve of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been deleted and replaced in its entirety with the following:

•                  in the opinion of OSG’s board of directors, the financial analyses requested and considered by the Pricing Committee generally support our belief that our Offer price is fair from a financial point of view to the Unitholders unaffiliated with OSG, the General Partner and the Partnership. OSG’s Financial Advisors’ analyses and presentation included market price and discounted cash flow reference data and analyses based on a discounted cash distribution analysis with respect to the Partnership and comparisons of certain financial, operating and stock market data (including the 52-week trading range of the Units).  See ‘‘Special Factors—Summary of Financial Advisors’ Presentation to the Pricing Committee’’;

8.               Paragraph fifteen of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been deleted and replaced in its entirety with the following:

OSG believes that the Offer is procedurally fair to Unitholders unaffiliated with OSG, the General Partner and the Partnership because:

9.               Paragraph seventeen of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been has been deleted and replaced in its entirety with the following:

•                  the Offer contains a non-waivable condition that more than 4,003,166 Units be tendered, which would require a majority of the Units held by Unitholders unaffiliated with OSG, the General Partner and the Partnership be tendered in the Offer. OSG believes that the minimum tender condition provides a meaningful procedural protection to Unitholders because if the minimum tender condition is not satisfied, OSG will not be able to consummate the Offer or exercise the Repurchase Right;

10.         Paragraph twenty-seven of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been has been deleted and replaced in its entirety with the following:

•                  OSG did not request or receive an opinion from any third party as to the fairness of the Offer from a financial point of view.  As such, Unitholders should be aware that this Section “Special Factors — Fairness of the Offer” represents the views of OSG only and there is a risk that the terms of the Offer may not in fact be fair to such Unitholders;

11.         Paragraph thirty-one of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been has been deleted and replaced in its entirety with the following:

To the best of OSG’s knowledge, a majority of the directors of the General Partner of the Partnership who are not employees of OSG have not retained an unaffiliated representative to act solely on behalf of Unitholders unaffiliated with OSG, the General Partner and the Partnership for purposes of preparing a report concerning the fairness of the transaction. However, based on the Conflicts Committee’s retention of Lazard as financial advisor and Jones Day as legal advisor to assist in considering the Offer and in light of the procedural safeguards discussed above, OSG does not believe the failure to retain such a representative to be material.

12.         The Section of the Offer to Purchase captioned “The Offer — Procedure for Tendering Units —Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.” has been has been deleted and replaced in its entirety with the following:

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by us, in our reasonable discretion. We reserve the absolute right to reject any or all tenders of any particular Unit determined by us not to be in proper form or if the acceptance of or payment for that Unit may, in the opinion of our counsel, be unlawful.  We also reserve the absolute right to waive or amend any of the conditions to the Offer (except the minimum tender condition) that we are legally permitted to waive as to the tender of any particular Unit and to waive any defect or irregularity in any tender with respect to any particular Unit of any particular Unitholder. If we waive any of the conditions of the Offer with respect to the tender of a particular Unit or with respect to a particular Unitholder, we will waive such condition with respect to all other tenders of Units or all other Unitholders in the Offer as well. Unitholders may challenge our determinations with respect to the terms and conditions of the Offer (including the Letter of Transmittal). No tender of Units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Unit or will incur any liability for failure to give any such notification.

13.         Paragraph five of the Section of the Offer to Purchase captioned “The Offer - 4.  Withdrawal Rights” has been deleted and replaced in its entirety with the following:

All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion. Neither we, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

14.         The first sentence of the Section of the Offer to Purchase Captioned, “The Offer—Section 12. Certain Legal Matters—Unitholder Litigation” has been deleted and replaced in its entirety with the following:

Unitholder Litigation.  Following the announcement of the Offer to Purchase, three purported class action complaints on behalf of Unitholders have been filed separately by two individuals and an entity each claiming to be a Unitholder of the Partnership.

15.         The Section of the Offer to Purchase captioned, “The Offer—Section 12. Certain Legal Matters—Unitholder Litigation” is hereby amended to add the following to the end of the Section:

The third-filed complaint, filed on November 20, 2009 in the Circuit Court of the Thirteenth Judicial Circuit of the State of Florida, in and for Hillsborough County, Florida, is captioned Ben Doren v. OSG America, L.P., et al., Case No. 09-029162 (the “Doren Complaint”).  The Doren Complaint names as defendants OSG, OSG America LLC, OSG Bulk Ships Inc., the Partnership and each of the individual board members of the General Partner.  The Doren Complaint purports to assert a claim for breach of fiduciary duties against all defendants except OSG, a claim for breach of the fiduciary duty of disclosure against the individual defendants and a claim for aiding and abetting breaches of fiduciary duty against OSG and OSG Bulk.  In particular, the Doren Complaint alleges, among other things, that the Offer price is unfair and inadequate; that OSG controls the General Partner’s board and can thereby dominate any committee thereof; that the Unitholders have not been provided with all material information necessary to make an informed decision with respect to the Offer; and that OSG’s potential exercise of the Repurchase Right is coercive.  The Doren Complaint seeks, among other relief, preliminary and permanent injunctive relief, or alternatively, compensatory damages.  The defendants believe that the claims made in the Doren Complaint are without merit and intend to vigorously defend against this action.

The foregoing summary of the Doren Complaint is qualified in its entirety by reference to the Doren Complaint which is filed as Exhibit (a)(5)(v) and incorporated by reference herein.

Item 12.    Exhibits

(a)(5)(v)

Complaint of Ben Doren, individually and on behalf of all others similarly situated, against OSG America, L.P., et al., Case Number 09—029162, filed in the Circuit Court of the Thirteenth Judicial Circuit of the State of Florida, in and for Hillsborough County, on November 20, 2009.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2009

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ MYLES R. ITKIN
Name:	Myles R. Itkin
Title:	Executive Vice President

OSG BULK SHIPS, INC.

By:	/s/ MYLES R. ITKIN
Name:	Myles R. Itkin
Title:	Senior Vice President

EXHIBIT INDEX

(a)(5)(v)

Complaint of Ben Doren, individually and on behalf of all others similarly situated, against OSG America, L.P., et al., Case Number 09—029162, filed in the Circuit Court of the Thirteenth Judicial Circuit of the State of Florida, in and for Hillsborough County, on November 20, 2009.